

Meredith

Annual Analyst/Investor Conference

September 6, 2007 – New York

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, along with the Company's earnings per share outlook for the first quarter and full fiscal year 2008.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Agenda

• Strategic Overview	Steve Lacy
• Broadcasting Overview	Paul Karpowicz
• Publishing Overview	Jack Griffin
Break	
• Integrated Marketing	Wendy Riches
• Interactive Media	Lauren Wiener
• Financial Update	Suku Radia
• Q&A	All

A Decade of Media Platform Growth



Better Homes and Gardens
best of summer
more
FOX CAROLINA
EYEWITNESS NEWS 3
upn 49
WSMV nashville
CBS atlanta
wgcl-tv
Creative Home
Decorating
garden ideas
Perennials
KITCHEN AND BATH IDEAS
Remodel
LHJ.com
LADIES' HOME JOURNAL
Better Homes and Gardens
Low Calories, Big Flavor
Decorating
Food & Recipes
Remodeling
baby
12 MESES
kids
Motherhood
american baby

Late 1990's

2002

A Decade of Media Platform Growth



Trading Spaces
BEHIND THE SCENES
HOME IMPROVEMENT 1-2-3
Jeep
Currents
DIRECTV THE GUIDE
Black Magic



KCTV 5
KCTV5.com
THE WB KANSAS CITY .com
upn 49
FOX 12
OREGON
KPTV•PORTLAND
Room to grow
healthy lifestyles
back to school



Ser Padres
fitness
Supercharge Your Metabolism
Parents
FamilyCircle
The No-Diet Diet
Our Favorite Apple Pie



Siempre mujer
Better Homes and Gardens

2003 2005 2006

Fiscal 2007 Investment Activity

- Core businesses
  - Creative
  - Circulation
  - News expansions
  - Brand building
- Online expansions
  - *BHG*.com
  - *Parents*.com
  - Broadcasting sites
- Meredith Video Solutions


FamilyCircle
Better Homes and Gardens
Easy Color Inside & Out
25 Pages of Tips, Secrets, and How-To
What's Cooking


Better Homes and Gardens
Simple Meal Solutions
Parents.com
Toddler Development Tracker

FOX 5 KVVU-TV Henderson - Las Vegas

cbs46.com

Better.tv

Parents.tv

Portfolio Management

- Acquisitions
  - O’Grady Meyers
  - Genex
  - New Media Strategies
  - *ReadyMade*
  - Healia
- Divestitures
  - *Child*
  - Bend
  - Chattanooga *(in process)*



ReadyMade
MAKE OVER YOUR NEST:
62 SIMPLE GREEN DESIGNS
BUILD BRANCH FURNITURE
SEW A CUSTOMIZED TEA COZY
CREATE RECYCLED CARDBOARD TOTES
OUT-ON-A-LIMB COFFEE TABLE!

Great Brands and Properties

- 25 subscription magazines
- 180 special interest publications
- 13 television stations
- 40+ Web sites
- 400 books
- Marketing relationships with America's leading companies



Broad Customer Reach

- 85 million name database
- 75 million monthly magazine readers
- 10 percent of U.S. television households
- 12 million monthly unique online visitors





Strong Online Businesses and Brands

- 43 Web sites: 25 Publishing; 18 Broadcasting
- 12 million unique visitors monthly
- 150 million page views monthly
- 2.8 million Internet subscriptions
- More than 1 million video clips streamed monthly
- Operating profit up more than 50%


fitness
Decorating Inspiration
Interior Photos: Kitchens - White Kitchens
scrapbooks etc.



Growth Strategies

- Maximize margin opportunity in Broadcasting
- Strengthen and grow Publishing business and brands
- Integrate and expand custom marketing businesses
- Expand online and video platforms

Meredith

Broadcasting Overview
Paul Karpowicz
President, Meredith Broadcasting Group


DECORATION
Inspiration




Home Journal
back to school
Education+
BRAINPOWER
Food+Nutrition
BEHAVIOR
College



September 6, 2007 – New York

Meredith Broadcasting Group


Portland
Flint-Saginaw
Springfield
Des Moines
Hartford
New York
Las Vegas
Kansas City
Phoenix
Nashville
Atlanta
Greenville

Broadcasting Growth Strategies

- Increase and monetize ratings
  - Expand and improve news
  - Execute sales strategies
- Grow new revenue streams
  - Capitalize on Web potential
  - Develop Meredith Video Solutions

Expand and Improve News

Morning News

	May 2002	May 2007
Portland – FOX	**17**	**33**
Las Vegas – FOX	**7**	**12**
Hartford – CBS	**30**	**34**
Nashville – NBC	**20**	**24**
Kansas City - CBS	**14**	**16**

Nielsen—May 2002 and 2007 household audience share Monday-Friday 6-7 a.m. morning news

Expand and Improve News

Late News - Big 3 Markets

	May 2002			May 2007		
	Rating	Share	Ad Rate	Rating	Share	Ad Rate
Atlanta	3.3	6	$650	3.6	7	$850
Phoenix	3.7	6	$400	5.9	10	$1,250
Portland	4.5	8	$600	6.7	13	$700

Ad rate = cost for a 30 second spot
Source: Nielsen HH Share

Monetize ratings growth


Revenue
$270
$310
$350
2003
2005
2007


EBITDA Margin
29.0%
35.0%
37.7%
2003
2005
2007

$ in millions

Capture Early Political Dollars



Action Steps

- Meeting with all key agencies
- Create pro-active presentations on maturing FOX demos
- Discuss Web site advertising with agencies and candidates
- Hold Washington D.C. reception in late September 2007

Grow New Revenue Streams


$3
$11
$37
$56
2001
2003
2005
2007

Fiscal Year


Home Journal
back to school
DECORATION
inspiration
cbs46.com
46 NEWS
TOP STORIES
46 WEB LINKS

Meredith
VIDEO SOLUTIONS

$ in millions, includes Cornerstones and branded promotions, local initiatives, online, retransmission fees and Meredith Video Solutions

Capitalize on Web Potential

Enhance Broadcasting Sites

- Invested in new technology
- Redesigned all Web sites
- Added dedicated creative personnel
- Hired dedicated Internet sellers



cbs46.com
46 NEWS
Noon | 4:00 | 6:00 | 11:00
46 AutoMall
TOP STORIES
FOX 5 NEWS
Visit Coupons.com
And Start Saving Now
LivePDX
The Casino
NATALIE IMBRUGLIA
STORM TRACK 5
TO GO...

Results

- Traffic up significantly
- Revenues more than doubled in FY2007

Capitalize on Web Potential

Broadcasting Internet Page Views


35% CAGR
17 million
10 million
5 million
2003
2005
2007

Average monthly page views

Develop Meredith Video Solutions

- Better.tv
- www.BHG.com

- Parents.tv
- www.parents.com

Better television show

Develop Meredith Video Solutions

Collaborative Approach

- Publishing brands, content and promotion
- Broadcasting resources and production expertise
- Interactive Media traffic, sales and platform



Better Homes and Gardens
Easy Color Inside & Out
25 Pages of Tips, Secrets, and How-To
6 Ways to Mix & Match Perennials
What's Cooking
35 Fresh Favorites From Easter Ham to Doughnut Delights



Better Homes and Gardens
FREE YEAR + 2 FREE GIFTS
DAD'S DAY
Make Him Feel Special
Holidays
Decorating
Food & Recipes
Weekly Recipe Newsletter
Member Favorites
Sponsored Links

Better.tv
Home. Family. Life.

Develop Meredith Video Solutions

Content Strategy and Development

- Over 20 channels
- Library of over 1,000 video assets
- 2-30 minute segments
- Producing 20 hours a week

- Channels include:
  - "Doc Talk"
  - "It Moms"
  - "New Moms Club"
- Producing new content monthly
- Building library of assets

Develop Meredith Video Solutions

Monetizing the *Better* Brand

- **Broadband network:**
  - Advertising spots
  - Sponsorships
  - Product placement

- **Television show:**
  - Local advertising
  - Sponsorships
  - Product placement
  - Syndication to other groups

Broadcasting Growth Strategies

- Increase and monetize ratings
  - Expand and improve news
  - Execute sales strategies
- Grow new revenue streams
  - Capitalize on Web potential
  - Develop Meredith Video Solutions



Meredith

Publishing Update
Jack Griffin
President, Meredith Publishing Group

September 6, 2007 – New York

Meredith Publishing Group

Meredith Speaks to Women on Subject Matter They Care About Most

75 Million Women at Every Adult Lifestage

19 MILLION YOUNG ADULTS	13 MILLION YOUNG FAMILIES	29 MILLION ESTABLISHED FAMILIES	20 MILLION EARLY EMPTY NESTERS



fitness
WALK IT OFF!
mujer
ReadyMade
american baby
Parents
Padres
Better Homes and Gardens
Your Prettiest Patio Ever!
Country Home
EASY OUTDOOR DECORATING
Traditional Home
Midwest Living
THE 100 TOP TOWNS TO VISIT
FamilyCircle
Ladies' Home Journal
More
FABULOUS OVER 40

Advertising Category Mix

	Calendar 2001	Calendar 2007
Food	12%	19%
Pharmaceutical	7%	13%
Direct Response	17%	12%
Home	24%	11%
Cosmetics	7%	11%
Non-DTC	3%	6%
Retail	4%	4%
Travel	5%	4%

Publishing Growth Strategies

- Grow magazine business
  - Enhance vibrancy of brands
  - Build on strengthening sales performance
- Expand and integrate custom marketing business
- Expand online and video platforms

Enhance Vibrancy of Brands

Better Homes and Gardens

- Re-crafted editorial product
  - Readership up 5-10 percent
- Improved advertising performance
- Stabilized circulation
  - Renewal rates up 5 percent
  - Newsstand sales up 8 percent
- Relaunched *BHG*.com
- Expanded brand licensing activities
  - Universal Furniture
  - International


Better Homes and Gardens
Take It Outside
102 Ideas For Easy Summer Living
BEDROOM MAKEOVER MAGIC
Your Prettiest Patio Ever!
Tall Beauties To Pot Now
1-Day Water Garden
Comfy Outdoor Furnishings
美好家园
Better Homes and Gardens
私人味觉
7个美食家的美味推荐
玩出来的格调：PLAYING WITH STYLE
PURE CHARM
Cottage Gardens Made Easy
FREE YEAR • 2 FREE GIFTS
Gardening
Decorating
Remodeling

UNIVERSAL FURNITURE

Enhance Vibrancy of Brands

Better Homes and Gardens Advertising Revenues



Calendar 2006:
-7.0%
Q1
Q2
Q3
Q4
-11.9%
-8.1%
-7.5%
-1.8%
+6.4%
+13.7%
+10.0% E
Q1
Q2
Q3 E
Calendar 2007 (YTD):
+8.5%

Enhance Vibrancy of Brands

Family Circle

- Creative improvements
  - Editorial
  - Design
- New sales and marketing leadership
- Circulation initiatives
  - Increased Direct-to-publisher subscriptions from 30% to 60%
  - Newsstand improvements


FamilyCircle
HEALTHY GRILLING RECIPES
STYLE IDEAS FOR PATIOS AND PORCHES
HOW TO TALK TO YOUR TEEN
FamilyCircle
Energy-Boosting Breakfasts
The Simplest Ways to Get Organized
How to Grow Gorgeous Lilacs


FamilyCircle
No-Cook Dinners
my family
Blogs we love
FamilyCircle
Call of the Wild
Blogs we love
$1,000
24 issues for $0
Parents

Enhance Vibrancy of Brands

Family Circle Advertising Revenues



Calendar 2006:
+4.7%
Calendar 2007 (YTD):
+16%
Q1
-12.0%
Q2
-0.8%
+19.0%
Q3
+14%
Q4
+26.0%
Q1
+13.0%
Q2
+10.0%E
Q3 E

Enhance Vibrancy of Brands

Parents

- New sales leadership
- Circulation initiatives
- Enhanced brand marketing
  - Parents.com
  - Parents.tv
  - Product licensing


Parents
BEST BABY ADVICE IN THE WORLD
SLEEP, SCHEDULES, SOLIDS & MORE
THE FUN MOM'S GUIDE TO DISCIPLINE
PROTECT YOUR CHILD FROM SKIN CANCER
SMARTER THAN A 5th-GRADER?
BOOST YOUR KID'S IQ
WHAT IT'S REALLY LIKE TO ADOPT


Parents
AMERICA'S BEST
TOY GUIDE
+ TOP SHOPPING SITES
TECH PRODUCTS
JUST FOR KIDS
HEALTHY SNACKS
LOW IN SUGAR TOO!
TACKLE TANTRUMS
THE EASY WAY
HAND-ME-DOWNER
HIDDEN DANGERS OF BORROWED STUFF
THANKSGIVING CRAFTS
SIMPLE, QUICK, CUTE


Parents.com
You loved School House Rock and the Great Space Coaster...
myfamily
Baby Development Tracker

Enhance Vibrancy of Brands

Parents Advertising Revenues


+35.0% E
+1.8%
Q1
Q2
Q3
Q4
Q1
Q2
Q3 E
-3.3%
-3.4%
-3.2%
-11%
-4.4%

Calendar 2006:
-5.1%

Calendar 2007 (YTD):
+11.5%

Enhance Vibrancy of Brands

More

- Outstanding creative and advertising leadership
- Rate base increases
- Web site development
- Social networking
  - *More* Model Search
  - *More* Marathon
  - Online


More
HORMONAL WEIGHT GAIN: HOW TO BEAT IT
ACT YOUR AGE!
OVER 40 AND LOVING EVERY MINUTE
HOLLY HUNTER
More
GREAT STYLE OVER 40
FALL FASHION FOR WOMEN, NOT GIRLS
JODIE FOSTER
More.com
AdvertisingAge.
2006 Magazine of the Year

Enhance Vibrancy of Brands

More Advertising Revenues



+19%
+27%
+14%
+31%
+27%
+29%
+29%E
Q1
Q2
Q3
Q4
Q1
Q2
Q3 E
Calendar 2006:
+22%
Calendar 2007 (YTD):
+28%

Strengthening Sales Performance

Advertising Revenues: Calendar Year-to-Date

	January - September 2006	January - September 2007
BHG	(-7%)	+8.5%
Family Circle	0%	+16%
Parents	(-8%)	+11.5%
More	+22%	+28%
TOTAL GROUP	0%	+8%

Calendar issues

Strengthening Sales Performance

- Expanded corporate sales group
- Aggregated sales and marketing creative resources
- Created Meredith 360°



MAGAZINES • BOOKS • BROADCAST • VIDEO SOLUTIONS • INTERACTIVE • INTEGRATED MARKETING • CREATIVE SERVICES • CONSUMER INSIGHTS • CUSTOM PUBLISHING • EXPERIENTIAL MARKETING • RETAIL PROMOTIONS
Meredith360°
BECAUSE OUR WORLD REVOLVES AROUND HER
Introducing Meredith 360°: a new strategic marketing unit from the leading media company dedicated to inspiring women.
By integrating our insight and content into media products and marketing services, we create innovative solutions delivered across multiple channels. Working on a project basis, our team of industry experts partner with leading companies to engage consumers with custom programs that deliver measurable results.
To involve your brand in 360 degree thinking, contact Jack Bamberger, Senior Vice President, 212-455-1482.
Meredith
We inspire. She makes it happen.

Strengthening Sales Performance

Meredith 360° Case Study - GE Lighting

- Custom video content
- High impact inserts
- Rich media
- P-O-P displays
- On-pack promotion
- Experiential
- Purchase Incentive
- Hand-raising effort
- Film production
- Custom research




Manufacturer's Coupon
SAVE $3.50
On purchase of any GE Reveal Product


Free DVD Inside
Renovation Style.
Watch Beautiful Rooms Take Shape


RENOVATION STYLE


FREE Home Lighting DVD
Enter for your chance to
win a $25,000
home makeover!
Or hundreds of other great prizes.
BEAUTIFUL ROOMS SWEEPSTAKES


You could win a $25,000 home makeover!
BEAUTIFUL ROOMS
Play the game and watch Beautiful Rooms take shape!
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Publishing Growth Strategies

- Grow magazine business
  - Enhance vibrancy of brands
  - Build on strengthening sales performance
- Expand and integrate custom marketing business
- Expand online and video platforms



Meredith

Meredith Integrated Marketing
Wendy Riches
Executive Vice President

September 6, 2007 – New York

Meredith Integrated Marketing

- Strong heritage of custom publishing
- Deep breadth of services
- Transformative growth underway
- Not dependent on advertising


DODGE
STREETS OF L.A.
Baby's first days
WELCOME TO
figure
ONLINE

Strong Heritage of Custom Communications

Kraft Food & Family

- Term: 3 years
- Custom magazine
  - 5 times a year
  - 10 million circulation
  - Multiple versions
- Email content



KRAFT
food&family
Essentials for everyday cooking
Summer's a breeze
Family Gatherings
easy recipes for 5 or 50
NEW! real-mom solutions for picky kids
desserts from paradise
mom's best cake, updated for today
58 delicious recipes
Fast, Fresh Salads to enjoy tonight
kraftfoods.com
deliciously simple. everyday.
Welcome to food&family magazine online

Deep Breadth of Services: Nestlé


Gift Pack Portfolio
Versioned Communications
Measurement Tools
verybestbaby
Sampling
Website
DVD
Partnership Development

Transforming Meredith Integrated Marketing

CUSTOM PUBLISHER	→	RELATIONSHIP MARKETER
Brand Messaging	→	Brand Marketing
Awareness/Imagery/ Propensity to purchase	→	Calls to action; Purchase triggers
Responsive/Executional	→	Proactive/Strategic
Ink-on-paper/magazine	→	Discipline-neutral (mail; e-marketing; magazines)
Turn-key, flat fee solutions	→	Fees, based on blended rates
Vendors	→	**Partners**

Transforming Meredith Integrated Marketing

O'GRADY\MEYERS
INTERACTIVE AGENCY

- Acquired in April, 2006
- 60 employees
- Interactive AoR for Nestlé USA
- Expertise includes:
  - CRM strategy online
  - E-branding
  - Web site design and build
- Strength in packaged goods

PowerBar
THE ORIGINAL PERFORMANCE ENERGY BAR

AVERY DENNISON

Nestlé
Good Food, Good Life

HOT POCKETS

Buitoni

*AOR: Agency of Record

Transforming Meredith Integrated Marketing

- Acquired in January, 2007
- 120 employees
- Expertise includes
  - User experience
  - Web site architecture
  - Online application development
  - Leading edge visual design
- Strength in financial services, auto


ACURA
RL TL TSX RSX MDX NSX RDX Prototype All Models PRE-OWNED ABOUT ACURA
THE 290-HP 2006 ACURA RL
Ahead of the curve
DEALER LOCATOR
LOCATE
OWNERSHIP EXPERIENCE ACURA STORE MY FOLDER

Transforming Meredith Integrated Marketing

NMS
new media strategies

- Acquired in January, 2007
- 70 employees
- Expertise:
  - Word-of-mouth campaigns
  - Online brand promotion and protection
  - Viral marketing



BOLD MOVES
DOCUMENTING THE FUTURE OF FORD
Ford
HOME
ALL EPISODES
ALL ARTICLES
COMMUNITY BUZZ
TELL A FRIEND
FEEDS
ABOUT
FORD VEHICLES
EPISODE 30
PLAY VIDEO
SCALE
BLOG IT
After a year of meeting challenges and creating opportunities, Ford is poised to come back strong. Get a glimpse with the final episode of FordBoldMoves.com.
Launch Episode 30
COMMUNITY BUZZ
Goodnight Sweetheart, Well it's Time to Go!
Barrett-Jackson: Going Once, Going Twice...
Coordinates Locked in, Target Acquired!
IN THE NEWS
Toyota open to expanded Ford partnership
Toyota president would consider closer ties with Ford
17-01-2007: Toyota would consider tie with Ford if asked
Report: Toyota president would consider closer ties

The "New" Meredith Integrated Marketing

MIM (pre-OGM)

Custom Publishing — Content and Editorial Expertise

OGM

E-CRM Strategy — Web site design and build — E-Branding

Genex

Web site architecture — Application development — Leading edge visual design

NMS

WOM — Viral — Online Research — Consumer Monitoring

Significant Non-Advertising Revenue Growth



Meredith Integrated Marketing Revenues
31% CAGR
100
171
212
235
297
2003
2004
2005
2006
2007
Fiscal Year

Indexed to 2003

Meredith Integrated Marketing

- Strong heritage of custom publishing
- Deep breadth of services
- Transformative growth underway
- Not dependent on advertising



Trex
deckscapes
brand new views!
WELCOME
MetLife
your life
Family Focus
Buitoni
PRODUCTS
GET THE NEWSLETTER
FRESH MEAL SOLUTIONS
ENTERTAINING TIPS
ABOUT BUITONI
On the Menu
THIS WEEK
SAVE $1
on your next
purchase of
ALPO
For the Real Meat Lover in the Family



Meredith

Meredith Interactive Media
Lauren Wiener
Vice President

September 6, 2007 – New York

Increase Traffic and Loyalty

Publishing Internet Page Views



29% CAGR
47
95
130
2003
2005
2007
Fiscal Years

Continue Aggressive Revenue & Profit Growth

Revenue


45% CAGR
210
150
100
2005
2006
2007
Fiscal Years

Operating Profit


280% CAGR
1,450
875
100
2005
2006
2007
Fiscal Years

Meredith does not break out results for specific profit centers

Continue Aggressive Revenue & Profit Growth

Internet-Sourced Subscriptions


2.8M
1.4M
800K
2003
2005
2007

Expand Online and Video Platforms

Growth Initiatives

- Strengthen position in core categories
- Expand into complementary categories
- Increase traffic and loyalty
- Aggressively grow revenue and profit



Better Homes and Gardens
FREE YEAR + 2 FREE GIFTS
MASTER the Art of Choosing Color
Parents.com
You loved School House Rock and the Great Space Coaster...
Toddler Development Tracker
Walking & Talking
Healia
your search for health
high quality and personalized health search engine
Search
TRADITIONAL HOME
let's talk
classic taste, modern life
marketplace

Strengthen Position in Core Categories

Relaunch Flagship Site: *BHG*.com

- **Action Taken**
  - New tools and guides
  - Video library
  - 10 editor blogs, updated daily



Better Homes and Gardens
Decorating
Remodeling
Food & Recipes
Gardening
Holidays
Health
Family & Crafts
Home Products Finder
Garage Winners
Try This!
Liz Gilman
Better Homes and Gardens
No-Sew Cafe Curtains
Click Here To WIN $2,500!

- **Redesign Results**
  - Page views up 15 percent to 75 million
  - Time spent per visitor up 12 percent
  - Video streams up from 25k to 650k
  - Advertising revenues up 50 percent

Strengthen Position in Core Categories

Create Parenthood portal

- Combines *American Baby*, *Parents*, *Child* and *Family Circle* brands
- Brand positioning: From crib to college, more parents more solutions
- Personalization capabilities
- Strong community tools
- Broadband home for *Parents.tv*



Parents.com
Pregnancy
Babies
Toddlers
Preschoolers
Big Kids
Teens
Family Life
Fun
Food & Recipes
Parents TV
Having fun with photos
Baby Name Finder
Talula
Your Changing Shape
Parents tv
Birthday Party Planning Wizard
can you help?
Calculate Your Baby's Due Date
what's for Dinner...
Busting Out
KID of the day
Top 10
What do You think?
Free Newsletters
Shop

Expand into Complementary Categories

Health & Well-Being: Healia

- Consumer search engine
- Focused on health
- Unique technology
- Strong strategic fit
  - Fast-growing category
  - Web under-utilized by advertisers



your search for health
The high quality and personalized health search engine
Search
This week is National Men's Health Week
Search for Men's Health
Make Healia your Homepage
Add to Favorites
Add Healia to your Site
Email Updates

Expand Online and Video Platforms

Growth Initiatives

- Strengthen position in core categories
- Expand into complementary categories
- Increase traffic and loyalty
- Aggressively grow revenue and profit



Better Homes and Gardens
Decorating
Remodeling
Food & Recipes
Gardening
Holidays
Health
Family & Crafts
Plant Finder
Free Garden Plans
Flower Gallery
Plan-a-Garden
Learn how to get a free dose.
Try This!
Organic Lawn-Care Basics
Better.tv
What is Better.tv Click here to find out!
Better Today
Click here to email us your thoughts & ideas!
Meet Our Bloggers
You'll laugh, sigh, and learn a little every day when you visit our knowledgable bloggers of BHG.com. Let their unique points of view expand your world, one post at a time.
Inside the Edit Room
Gayle, editor-in-chief for Better Homes and Gardens® magazine, invites you inside our editing room with the rest of the BHG editors. Find out how we're putting together future issues, discover ideas you can use now, and share a few of your own.
Click here to read Gayle's blog



Meredith

Financial Update

Suku Radia

Chief Financial Officer

September 6, 2007 – New York

Outstanding EPS Growth



20% CAGR
$3.29
$2.87
$2.50
$2.00
$1.59
2003
2004
2005
2006
2007

Fiscal 2003-2006 - Diluted EPS from continuing operations before cumulative effect of changes in accounting principles
Fiscal 2007 – Diluted core earnings per share

Strong Cash Flow

Fiscal 1998 through Fiscal 2007

Free Cash Flow	$1,100*
Net Debt	500
Deferred Taxes	200
Stock Option Exercises	200
Available Cash	**$2,000**
Acquisitions, Net of Dispositions	$1,200
Share Repurchases	600
Dividends	200
Utilization of Cash	**$2,000**

*Defined as net earnings plus depreciation and amortization less capital expenditures excluding special items
$ in millions

Current Debt Structure

- $460 million total debt
- 5.0% cost of debt
- 1.3x debt to EBITDA
- 3.75x maximum debt to EBITDA

As of July 31, 2007

Return Capital to Shareholders

Calendar Year Dividends Per Share



11% CAGR
$0.26
$0.28
$0.30
$0.32
$0.34
$0.36
$0.38
$0.48
$0.56
$0.64
$0.74E
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E

E = Estimated

Return Capital to Shareholders

Fiscal Year Share Repurchases Cumulative



$30
$62
$99
$197
$342
$400
2002
2003
2004
2005
2006
2007

$ in millions

Fiscal 2008 Outlook

	September 2007
• Publishing advertising revenue	Up Low double digits
• Broadcast pacings	Down Mid-to-high single digits
• Q1 Fiscal 2008 earnings per share	$0.67
• Fiscal 2008 earnings per share	$3.50-$3.55

Summary: Growth Strategies

- Maximize margin opportunity in Broadcasting
- Strengthen and grow Publishing business and brands
- Integrate and expand custom marketing businesses
- Expand online and video platforms


Meredith
Annual Analyst/Investor Conference

September 6, 2007 – New York